UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-42453

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒       Form 40-F ☐

Disclosure of Share Capital in Connection with Proposed Reverse Stock Split

Reference is made to the Form 6-K filed by Park Ha Biological Technology Co., Ltd. (the “Company”) on February 9, 2026, announcing the Company’s intention to effect a 1-for-50 reverse stock split (the “Reverse Split”) of its Class A and Class B ordinary shares, which has been approved and authorized by a majority of the shareholders at an extraordinary meeting of shareholders held on December 26, 2025, and the Board of Directors of the Company subsequently approved the reverse stock split and the exact ratio of the reverse stock split on January 29, 2026.

The Company is providing the following disclosure regarding its issued and outstanding share capital prior to and following the proposed Reverse Split.

Proposed Timing of the Reverse Split

Subject to the Company’s satisfaction of Nasdaq Operations notice requirements, the Company expects the Reverse Split to become effective on February 20, 2026, with trading to begin on a split-adjusted basis at the market open on that day.

Pre-Reverse Split Issued and Outstanding Share Capital

As of the date of this Report, and immediately prior to the effectiveness of the Reverse Split, the Company’s total issued and outstanding share capital consists of 104,768,362 ordinary shares, comprised of:

●	85,718,362 Class A ordinary shares (par value US$0.00002 each, with 1 vote per share); and

●	19,050,000 Class B ordinary shares (par value US$0.00002 each, with 20 votes per share).

This share count reflects the cumulative impact of (i) the Company’s best-efforts follow-on public offering of units, which closed on January 28, 2026, and (ii) subsequent cashless exercises of warrants issued in that offering.

Post-Reverse Split Issued and Outstanding Share Capital

Upon the effectiveness of the Reverse Split, the Company’s issued and outstanding share capital is expected to be adjusted to 2,095,368 ordinary shares, comprised of:

●	1,714,368 Class A ordinary shares (par value US$0.001 each, with 1 vote per share); and

●	381,000 Class B ordinary shares (par value US$0.001 each, with 20 votes per share).

No fractional shares will be issued in connection with the Reverse Split. All fractional shares resulting from the Reverse Split will be rounded up to the nearest whole share.

No other material changes to the terms of the Company’s securities are anticipated in connection with the Reverse Split.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2026

Park Ha Biological Technology Co., Ltd.

By:	/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer and Chairperson of the Board

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